Filed by HireQuest, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 and 14d-2

under the Securities Exchange Act of 1934

Subject Company: TrueBlue, Inc.

Commission File No. 001-14543

Press Release	HireQuest, Inc. 111 Springhall Drive Goose Creek, SC 29445 800.835.6755

Release Date: May 19, 2025	Contacts:	David Hartley VP of Corp Development 800.835.6755 cdhartley@hirequest.com

FOR IMMEDIATE RELEASE		Innisfree M&A, Inc. Jonathon Kovacs 212.750.7923 jkovacs@innisfreema.com

HireQuest Responds to TrueBlue’s Rejection of

Its Acquisition Offer at $7.50 Per Share

HireQuest’s Offer Provides Superior Value to TrueBlue’s Stand-Alone Prospects

GOOSE CREEK, SC – May 19, 2025 – HireQuest, Inc. (Nasdaq: HQI) today issued the following statements in response to the announcement by TrueBlue, Inc. (NYSE: TBI) that its Board of Directors has rejected HireQuest’s previously announced proposal to acquire TrueBlue for $7.50 per share.

“We are disappointed that despite the positive response to our offer from TrueBlue shareholders, TrueBlue’s Board not only continues to refuse to engage with us to discuss our offer but has even taken steps to deter their shareholders’ ability to weigh in,” said Rick Hermanns, Chief Executive Officer of HireQuest.

“The TrueBlue response does not change our belief in the compelling strategic and financial merits of our proposal. We are offering shareholders both a step up in value at closing and the opportunity to participate in the upside of the combined company. For nearly two years, we’ve made repeated efforts to engage with TrueBlue’s Board and management about a strategic combination, however, unfortunately, they’ve shown no willingness to even consider an alternative path – despite overseeing a decline from $2.8 billion in revenue and $134 million in EBITDA in 2016 to $1.6 billion in revenue and negative EBITDA today.”

Mr. Hermanns went on to say, “The existing TrueBlue strategy, and specifically that of PeopleReady, is no longer competitive in the dynamic economic environment that seems to have become the new norm for the industry. Per Staffing Industry Analysts, the company has underperformed the industry seven out of the last eight years. Conversely, we believe HireQuest’s franchise model and flexible operating platform not only performs throughout economic cycles, but it is uniquely suited to arrest TrueBlue’s downward spiral.”

HireQuest has outlined the specific benefits of transforming TrueBlue’s business model in its TrueBlue Merger Presentation which has been filed with the SEC and which can be viewed on the company’s Investor Relations webpage (https://investors.hirequest.com/events-presentations). HireQuest encourages all TrueBlue shareholders to review it and reach out with any questions.

“We are convinced of the enormous upside to be achieved through a strategic combination and feel compelled to take this directly to TrueBlue’s shareholders,” said Hermanns. “We believe our franchise-based approach to staffing will unlock value currently hidden within the company by converting PeopleReady offices into entrepreneur-driven independently owned businesses.”

“Our $7.50 per share offer represents a compelling premium, and while we believe it’s fair, we remain open to increasing it as well as potentially adding a material cash component if TrueBlue’s leadership chooses to engage in good faith discussions. Our goal has always been to structure a friendly, mutually beneficial transaction, and that has not changed.”

Hermanns concluded by saying, “The ultimate question we are posing to shareholders is: Would you rather invest in a larger, higher-margin combined company at $7.50 per share, or invest at a much lower pre-offer price in an unprofitable company trying to turn itself around from a decade of declines? We have a winning solution here and are excited to bring it to the TrueBlue’s shareholders.”

HireQuest’s True Blue Merger Presentation can be viewed directly at https://irp.cdn-website.com/37e32349/files/uploaded/TrueBlue_Merger_Presentation.pdf and via the events & presentations section of HireQuest’s investor relations website at https://investors.hirequest.com/events-presentations.

Contacts:

HireQuest, Inc.

David Hartley

VP of Corporate Development

800.835.6755

cdhartley@hirequest.com

Innisfree M&A, Inc.

Jonathon Kovacs

212.750.7923

jkovacs@innisfreema.com

About HireQuest, Inc.

HireQuest is a franchisor of staffing solutions with a presence across the U.S. and international markets. Through its primary divisions-HireQuest Direct, HireQuest Health, MRINetwork, Snelling, and TradeCorp - the company provides temporary, direct-hire, and contract staffing solutions across industries, including construction, light industrial, healthcare, finance, manufacturing, cybersecurity, and engineering. From on-demand staffing to executive search, HireQuest's divisions operate as one team for our customers -delivering workforce solutions that drive growth and change lives. For more information, visit www.hirequest.com.

Forward-looking Statements

This news release includes, and HireQuest’s officers and other representatives may sometimes make or provide, certain estimates and other forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act, including statements regarding the proposed transaction, benefits and synergies of the proposed transaction and future opportunities for the combined company, including statements regarding value, profitability, upside potential or growth prospects of the combined company. Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "goal," "seek," "believe," "project," "estimate," "expect," "strategy," "future," "likely," "may," "should," "will," and similar references to future periods.

While HireQuest believes these statements are accurate, forward-looking statements are not historical facts and are inherently uncertain. They are based only on HireQuest's current beliefs, expectations, and assumptions regarding the future of its and TrueBlue’s business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. HireQuest cannot assure you that these expectations will occur, and its actual results may be significantly different. Therefore, you should not place undue reliance on these forward-looking statements. Important factors that may cause actual results to differ materially from those contemplated in any forward-looking statements made by HireQuest, include but are not limited to the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any definitive agreement will be materially different from those described herein; uncertainties as to whether TrueBlue will cooperate with HireQuest regarding the proposed transaction; HireQuest’s ability to consummate the proposed transaction with TrueBlue; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; the possibility that HireQuest may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate TrueBlue’s operations with those of HireQuest; that such integration, including any proposed conversion to franchises, may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; that retention of certain key employees may be difficult; that any or all of such factors could result in lower profitability of the combined company than of HireQuest on a stand-alone basis; and general economic conditions that are less favorable than expected. Additional risks that may affect HireQuest’s operations and other factors are discussed in the "Risk Factors" section and elsewhere in HireQuest’s most recent Annual Report on Form 10-K and the quarterly reports on Form 10-Q filed thereafter, and will be discussed in the registration statement(s), consent solicitation or proxy statement(s), tender offer statement(s), prospectus(es) and/or other documents filed with the SEC in connection with the proposed transaction.

Any forward-looking statement made by HireQuest or its management in this news release is based only on information currently available to HireQuest and speaks only as of the date on which it is made. HireQuest and its management disclaim any obligation to update or revise any forward-looking statement, whether written or oral, that may be made from time to time, based on the occurrence of future events, the receipt of new information, or otherwise, except as required by law.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal that HireQuest has made for a business combination transaction with TrueBlue. In furtherance of this proposal and subject to future developments, HireQuest (and, if applicable, TrueBlue) may file one or more registration statements, consent solicitation or proxy statements, tender offer statements, prospectuses or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any registration statement, consent solicitation or proxy statement, tender offer statement, prospectus or other document HireQuest and/or TrueBlue may file with the SEC in connection with the proposed transaction.

Investors and security holders of TrueBlue and HireQuest are urged to read the registration statement(s), consent solicitation or proxy statement(s), tender offer statement(s), prospectus(es) and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction.

Any final prospectus(es) and definitive consent solicitation or proxy statement(s) (if and when available) will be mailed to shareholders of True Blue and/or HireQuest, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by HireQuest through the web site maintained by the SEC at www.sec.gov, and by visiting HireQuest’s investor relations site at investors.hirequest.com.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a consent or proxy nor a substitute for any consent solicitation or proxy statement or other filings that may be made with the SEC. Nonetheless, HireQuest and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents or proxies in respect of the proposed transactions. You can find information about HireQuest’s executive officers and directors in its Proxy Statement on Schedule 14A filed with the SEC on April 30, 2025. Additional information regarding the interests of such potential participants will be included in one or more registration statements, consent solicitation or proxy statements, tender offer statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website www.sec.gov, and by visiting HireQuest’s investor relations site at investors.hirequest.com.